Exhibit 99.1

Luckin Coffee Announces Formation of Independent Special Committee and Provides Certain Information Related to Ongoing Internal Investigation

BEIJING, China, April 2, 2020 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (“Luckin Coffee” or the “Company”) (NASDAQ: LK) today announced that the Company’s Board of Directors (the “Board”) has formed a special committee (the “Special Committee”) to oversee an internal investigation into certain issues raised to the Board’s attention during the audit of the consolidated financial statements for the fiscal year ended December 31, 2019 (the “Internal Investigation”).

The Special Committee is comprised of three independent directors of the Board, Mr. Sean Shao, Mr. Tianruo Pu and Mr. Wai Yuen Chong, with Mr. Shao serving as its chairman. The Special Committee has retained independent advisors, including independent legal advisors and forensic accountants, in connection with the Internal Investigation. The Special Committee has retained Kirkland & Ellis as its independent outside counsel. Kirkland & Ellis is assisted by FTI Consulting as an independent forensic accounting expert. The Internal Investigation is at a preliminary stage.

The Special Committee today brought to the attention of the Board information indicating that, beginning in the second quarter of 2019, Mr. Jian Liu, the chief operating officer and a director of the Company, and several employees reporting to him, had engaged in certain misconduct, including fabricating certain transactions. The Special Committee recommended certain interim remedial measures, including the suspension of Mr. Jian Liu and such employees implicated in the misconduct and the suspension and termination of contracts and dealings with the parties involved in the identified fabricated transactions.  The Board accepted the Special Committee’s recommendations and implemented them with respect to the currently identified individuals and parties involved in the fabricated transactions. The Company will take all appropriate actions, including legal actions, against the individuals responsible for the misconduct.

The information identified at this preliminary stage of the Internal Investigation indicates that the aggregate sales amount associated with the fabricated transactions from the second quarter of 2019 to the fourth quarter of 2019 amount to around RMB2.2 billion. Certain costs and expenses were also substantially inflated by fabricated transactions during this period. The above figure has not been independently verified by the Special Committee, its advisors or the Company’s independent auditor, and is subject to change as the Internal Investigation proceeds.  The Company is assessing the overall financial impact of the misconduct on its financial statements. As a result, investors should no longer rely upon the Company’s previous financial statements and earning releases for the nine months ended September 30, 2019 and the two quarters starting April 1, 2019 and ended September 30, 2019, including the prior guidance on net revenues from products for the fourth quarter of 2019, and other communications relating to these consolidated financial statements. The investigation is ongoing and the Company will continue to assess its previously published financials and other potential adjustments.

Luckin Coffee will release additional information concerning the Internal Investigation in due course and is committed to taking appropriate measures to improve its internal controls.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to the Company’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Luckin Coffee Inc.

Luckin Coffee Inc. (NASDAQ: LK) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high affordability, and high convenience to customers. Empowered by big data analytics, AI, and proprietary technologies, the Company pursues its mission to be part of everyone’s everyday life, starting with coffee. The Company was founded in 2017 and is based in China. For more information, please visit investor.luckincoffee.com.

Investor and Media Contacts

Investor Relations:

Luckin Coffee Inc. IR

Email: ir@luckincoffee.com

Bill Zima / Fitzhugh Taylor

ICR, Inc.

Phone: 646 880 9039

Media Relations:

Luckin Coffee Inc. PR

Email: pr@luckincoffee.com

Ed Trissel / Jack Kelleher

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212 355 4449